SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                                 AMENDMENT NO. 3
                                       T0
                                 SCHEDULE 13E-3

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

          RULE 13E -3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            Westminster Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

   Westminster Capital, Inc., William Belzberg, Hyman Belzberg, Keenan Behrle, Greggory Belzberg, Bel-Cal Holdings, Ltd., Bel-Alta Holdings, Ltd., William
         Belzberg Revocable Living Trust, October 5, 1984, Westminster
                                Acquisition Corp.
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Common Stock, Par Value $1 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    307351106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

          William Belzberg                      Scott D. Galer, Esq.
      Chief Executive Officer            Akin Gump Strauss Hauer & Feld, LLP
   9665 Wilshire Blvd., Suite M-10        2029 Century Park East, 24th Floor
       Beverly Hills, CA 90212                 Los Angeles, CA 90067
          (310) 278-1930                              (310) 229-1000

--------------------------------------------------------------------------------
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This statement is filed in connection with (check the appropriate box):

     a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c. [_] A tender offer.

     d. [x] None of the above.

     Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:   [_]

     Check the following box if the filing is a final amendment reporting the
results of the transaction:   [_]

                            CALCULATION OF FILING FEE

         Transaction
         Valuation*

         $2,110,379                                        $423


     *For purposes of calculating fees only. The transaction value is based on a maximum 713,793 shares of Westminster Capital, Inc. common stock, par value $1 per share, which the Issuer may acquire in connection with the settlement of a class action lawsuit followed by a short-form merger, both of which are to be consummated at $2.95665 per share.

     [x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $423                Filing Party: Westminster Capital, Inc.
Form or Registration No.: Schedule 13E-3       Date Filed:  July 10, 2003


This Amendment No. 3 to Schedule 13E-3 amends and supplements the Schedule 13E-3 initially filed with the Securities and Exchange Commission ("SEC") on July 10, 2003 (as amended, the "SCHEDULE 13E-3"), relating to the going private transaction of Westminster Capital, Inc. ("WESTMINSTER"), and specifically the merger of Westminster Acquisition Corp. ("PARENT CORPORATION") with and into Westminster, with Westminster as the surviving company.

The information in the Schedule 13E-3 is hereby expressly incorporated herein by reference in response to all of the items of this Amendment No. 3 to Schedule 13E-3, except as otherwise set forth below. You should read this Amendment No. 3 to Schedule 13E-3 together with the Schedule 13E-3 we filed with the SEC on July 10, 2003 and Amendment No. 1 and Amendment No. 2 to Schedule 13E-3 we filed with the SEC on July 30, 2003, and August 7, 2003, respectively.

SPECIAL FACTORS - REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The section entitled "Special Factors - Reports, Opinions, Appraisals And Negotiations" is amended and supplemented by replacing the paragraph under that section with the following:

Neither Westminster nor any of its affiliates has received any report, opinion, or appraisal from an outside party that is directly related to the Settlement or the Merger and no Filing Person has engaged any third party to prepare any such report, opinion, or appraisal or perform any financial analysis of the Settlement or the Merger. The Filing Persons believe that the settlement price per share is fair based on the factors set forth in the Section entitled "Special Factors - Fairness of the Transaction" and Item 5 and did not believe a report, opinion, or appraisal from an outside party in connection with the Settlement or the Merger was necessary.

The Special Committee did retain Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("HOULIHAN LOKEY") to render an opinion as to the fairness to Westminster's stockholders (other than the Continuing Stockholders), from a financial point of view, of the consideration offered in the Offer.

The full text of Houlihan Lokey's written opinion to the Special Committee dated April 17, 2002, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken, is attached as Exhibit (c)(1) to the Schedule TO filed on April 18, 2002, and is incorporated herein by reference. This summary is qualified in its entirety by reference to the full text of such opinion. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION IN ITS ENTIRETY, BUT ADVISED NOT TO UNDULY RELY ON THIS OPINION AS IT WAS ISSUED OVER A YEAR AGO SPECIFICALLY IN CONNECTION WITH THE OFFER AND NOT IN CONTEMPLATION OF THE SETTLEMENT OR THE MERGER. The engagement of Houlihan Lokey and its opinion were for the benefit of the Special Committee and the Board. The opinion addressed only the fairness, from a financial point of view, of the consideration offered to Westminster's stockholders in the Offer and did not constitute a recommendation to any stockholder as to whether to tender such stockholder's Shares in connection with the Offer. Westminster is including the following summary and incorporating the full text of the written opinion by reference solely for the purpose of providing additional background in the context of the Settlement and the Merger.

For purposes of formulating the opinion, Houlihan Lokey, among other things:

     a. reviewed Westminster's annual reports to stockholders and annual reports on Form 10-K for the four fiscal years ended December 31, 2001, which Westminster's management identified as being the most current financial statements available at that time;

     b. reviewed One Source's audited financial statements for the three fiscal years ended December 31, 2000, unaudited financial statements for the fiscal year ending December 31, 2001 and interim financial statements for the one month periods ended January 31, 2001 and 2002, which One Source's management identified as being the most current financial statements available at that time;

     c. reviewed Matrix Visual Solutions' audited financial statements for the three fiscal years ended September 30, 1999, December 31, 2000 and December 31, 2001 and interim financial statements for the one month periods ended January 31, 2001 and 2002, which Matrix Visual Solutions' management identified as being the most current financial statements available at that time;

     d. reviewed Westland Associates Inc.'s ("WESTLAND") unaudited financial statements for the four fiscal years ended December 31, 2001 and interim financial statements for the one month periods ended January 31, 2001 and 2002, which Westland Associates Inc.'s management identified as being the most current financial statements available at that time;

     e. reviewed Physician Advantage's unaudited financial statements for the four fiscal years ended December 31, 1998 through December 31, 2001 and interim financial statements for the one month periods ended January 31, 2001 and 2002, which Physician Advantage's management identified as being the most current financial statements available at that time;

     f. reviewed final versions of certain of the Offer documents dated April 18, 2002;

     g. reviewed the Stock Purchase Agreement by and among Westminster, Gibralt and MDB, dated April 16, 2002;

     h. met with certain members of Westminster's senior management and of each of the operating subsidiaries (the "OPERATING SUBSIDIARIES"), including One Source, Matrix Visual Solutions, Westland, and Physician Advantage to discuss the operations, financial condition, future prospects and projected operations and performance of Westminster and the Operating Subsidiaries;

     i. visited certain facilities and business offices of Westminster, One Source and Matrix Visual Solutions;

     j. reviewed forecasts and projections prepared by Westminster and the Operating Subsidiaries' management with respect to the Operating Subsidiaries for the fiscal year ended December 31, 2002;

     k. reviewed the historical market prices and trading volume for Westminster's publicly traded securities;

     l. reviewed certain other publicly available financial data for certain companies that Houlihan Lokey deemed comparable to the Operating Subsidiaries, and publicly available prices and premiums paid in other transactions that they considered similar to the Offer;

     m. reviewed drafts of certain documents to be delivered at the closing of the Offer; and

     n. conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon the accuracy and completeness of all financial, accounting, legal, tax, operating and other information provided to it by Westminster and assumed that all such information was complete and accurate in all material respects, that no material changes occurred in the information reviewed between the date the information was provided and the date of the opinion or in Westminster's assets, financial condition, business or prospects and that there were no facts or information regarding Westminster that would cause the information supplied to Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to Westminster and did not assume responsibility for the accuracy or completeness of such information.

With respect to the financial projections and pro forma financial statements and adjustments provided to Houlihan Lokey, all of which were provided by Westminster management, Houlihan Lokey assumed that such projections and pro forma financial statements and adjustments were reasonably prepared on a basis consistent with actual historical experience, reflected the best currently available estimates and good faith judgments of Westminster management, and could reasonably be relied upon.

Houlihan Lokey was not requested to consider, and Houlihan Lokey expressed no opinion as to, the relative merits of the Offer as compared to any alternative business strategies that might exist for Westminster or Westminster's stockholders or the effect of any other transaction in which Westminster might engage.

At the time Houlihan Lokey was preparing its opinion, it was assured by Westminster that Westminster had no plans nor any intention to pursue a short or long form merger, to engage in a sale of control transaction, or to liquidate Westminster. Based on this assurance, and with the concurrence of the Special Committee and Westminster, Houlihan Lokey assumed for purposes of its valuation analysis that these were not available options. Accordingly, Houlihan Lokey conducted its valuation analysis of Westminster on a going-concern and minority interest basis and did not consider liquidation value in determining whether the consideration offered in the Offer was fair to Westminster's stockholders (other than the Continuing Stockholders), from a financial point of view. Houlihan Lokey informed the Special Committee and Westminster that valuation based on liquidation analysis would result in a significantly higher valuation range for the shares.

Houlihan Lokey was not engaged to solicit any third party indications of interest in Westminster, and Houlihan Lokey did not solicit any indications of interest.

Houlihan Lokey did not make an independent evaluation, appraisal or valuation of any assets or liabilities of Westminster, nor was Houlihan Lokey furnished with any such evaluations, appraisals or valuations. In its analyses, Houlihan Lokey made numerous assumptions with respect to industry performance, general business and other conditions and matters, many of which are beyond Westminster's control and are not susceptible to accurate prediction. While Houlihan Lokey believed that its review, as described herein, was an adequate basis for the opinion it expressed, the opinion was necessarily based upon market, economic and other conditions that existed and could be evaluated as of the date of the opinion, and any change in such conditions could require a re-evaluation of the opinion.

The opinion addressed only the financial fairness, as of the date of the opinion, of the consideration offered to Westminster's stockholders in the Offer and did not address any other terms or conditions of the Offer or any related documents, the tax or legal consequences of the Offer, including the tax or legal consequences to Westminster's stockholders, the fairness of any aspect of the Offer not expressly addressed in the opinion, the relative merits of the Offer or any alternatives to the Offer, Westminster's decision to proceed with or the effect of the Offer, or any other aspect of the Offer. The opinion also did not address the Settlement or the Merger. Accordingly, the opinion is limited in its applicability to the financial fairness of the consideration offered in the Offer. No restrictions or limitations were imposed by Westminster upon Houlihan Lokey with respect to the investigation made or the procedures followed in rendering its opinions.

Except as otherwise described herein, Houlihan Lokey has had no prior relationship with Westminster. Houlihan Lokey was formally retained by the Special Committee pursuant to a letter agreement dated March 19, 2002.

The Special Committee retained Houlihan Lokey based upon Houlihan Lokey's experience in the valuation of businesses and their securities in connection with mergers, acquisitions, recapitalizations and similar transactions. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services in connection with mergers and acquisitions, leveraged buyouts, business valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings, and private placements of debt and equity securities.

Westminster paid Houlihan Lokey a fee for rendering its opinion and providing certain advisory services, no portion of which was contingent upon the opinion being favorable or on the closing of the Offer. Westminster also agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under federal securities laws, arising out of the engagement of Houlihan Lokey, and to reimburse Houlihan Lokey for certain expenses.

The opinion did not constitute a recommendation to the Special Committee or the Board on whether or not to proceed with the Offer and recommend it to Westminster's stockholders and did not constitute a recommendation to stockholders as to whether or not to accept the Offer. The following is a brief summary of the material analyses performed by Houlihan Lokey in rendering its opinions to the Special Committee and the Board.

Houlihan Lokey considered the valuation ascribed to the company by the public markets. However, due to low trading volume and the lack of analyst coverage, Houlihan Lokey also performed a fundamental analysis.

In order to perform a fundamental analysis of Westminster as a whole, Houlihan Lokey analyzed each business segment separately, including: One Source, a display and packaging business; Matrix Visual Solutions, an audio-visual equipment and services rental and retail company; Group Purchasing Services, which includes Westland Associates, a service provider primarily to new car dealers, and Physician Advantage, a medical, surgical, and pharmaceutical supply business; and Finance and Secured Lending ("INVESTMENT SERVICES"). Each of the companies listed was, as of the date of the opinion, a majority owned operating subsidiary of Westminster. Each business segment was valued separately due to the distinct operating and economic characteristics of each business segment. The combined value of these business segments fairly represented the value of Westminster's shares as a whole and as of the date of the opinion when viewed on a going concern and minority interest basis. The following standard methodologies were considered in arriving at indicative values for each business segment. The valuation methodologies used by Houlihan Lokey in assessing the value of each business segment are standard valuation methodologies used by Houlihan Lokey in the valuation of a company similar to Westminster. Based on the experience and judgement of Houlihan Lokey and also on Houlihan Lokey's understanding of the Offer, the following standard valuation methodologies were considered appropriate by Houlihan Lokey in arriving at indicative values for each business segment:

THE MARKET MULTIPLE APPROACH: The market multiple approach is a widely-used valuation methodology in which the value of a company is determined based upon the trading multiples of comparable publicly-traded companies. This approach can involve the determination of a level of revenues or gross profits, which are considered to be representative of the future performance of the company, and capitalizing these figures by a risk-adjusted multiple. The purpose of the market multiple approach was to establish a range of potential equity values of Westminster. This approach established such a range of value to a potential investor, which was equal to the present worth of future benefits, by incorporating expectations of growth and resting on the implicit assumption that some level of earnings will be generated by Westminster into perpetuity.

THE TRANSACTION APPROACH: The transaction approach is similar to the market multiple approach in that the value of a company is based upon multiples of other companies. A key difference between the transaction approach and the market multiple approach is that the public company multiples used in the transaction approach are based upon transaction values instead of non-transaction trading prices. The purpose of the transaction approach was to establish a range of potential equity values of Westminster. This approach established such a range of value to a potential investor, which was equal to the present worth of future benefits, by incorporating expectations of growth and resting on the implicit assumption that some level of earnings will be generated by Westminster into perpetuity.

THE DISCOUNTED CASH FLOW APPROACH: The discounted cash flow approach ("DCF") method is a frequently used form of the income approach to determine the fair market value of a closely held company. The method is one of estimating the present value of the projected future cash flows to be generated from the business and theoretically available (though not necessarily paid) to the capital providers of the company. The purpose of the DCF method was to establish a range of potential equity values of Westminster by determining a range for the net present value of Westminster's projected cash flows. This approach was considered in establishing a range of value to a potential investor, as it incorporated the present value of future benefits based on the growth expectations revealed by the projected cash flows.

In the DCF method, the counterpart to the market multiple described above is the discount rate applied to the projected future cash flows to arrive at the present value. The discount rate is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. It can also be interpreted as the rate of return that would be required by providers of capital to the company to compensate them for the time value of their money, as well as the risk inherent in the particular investment.

Unlike the market multiple, the discount rate employed in the DCF method contains no implicit expectations of growth for the cash flows. Instead, the projected cash flows themselves reveal growth expectations, while allowing for a great deal more flexibility in projecting such growth rates.

In determining the appropriate discount rate associated with the projected cash flows for each business unit, Houlihan Lokey reviewed certain financial information for public companies that it deemed to be comparable to that business unit, as described below.

THE LIQUIDATION/ ADJUSTED BOOK VALUE APPROACH: The adjusted book value approach differs from the market and income approaches in two important ways. First, it focuses on individual asset and liability values from the company's balance sheet, which are adjusted to fair market value. In contrast, the market and income approaches focus on the aggregate returns generated by all the company's assets. Second, it can be applied in situations where liquidation is possible. The liquidation approach was utilized as an indication of value for Westland and Physician Advantage given their high level of debt, insufficient cash to operate at a profit and inability to access capital. In light of these factors, the liquidation approach established the potential value of Westland and Physician Advantage under the assumption that the business segments were unable to operate as going concern entities.

The adjusted book value approach can also be used in going-concern situations to provide an additional indication of value. The approach may be appropriate in instances where the subject company has a heavy investment in tangible assets or where operating earnings are insignificant relative to the value of the underlying assets, such as in real estate holding companies and start-up businesses. Furthermore, it may not be the best approach in instances where the company has substantial operating earnings relative to the value of the underlying assets. In such cases, the residual equity value resulting from the adjusted book value approach may not reflect the value inherent in the company's superior cash-generating capability.

ONE SOURCE

MARKET MULTIPLE APPROACH: Houlihan Lokey reviewed certain financial information for public companies that it deemed to be comparable to One Source. The comparable companies included the following six publicly traded packaging-related companies: Disc Graphics Inc., Gibraltar Packaging Group, Ivex Packaging, Outlook Group Corp., Pactiv Corp. and Smurfit-Stone Container Corp. For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value to the latest twelve months and projected 2002 revenues, the enterprise value to the latest twelve months and projected 2002 earnings before interest, taxes, depreciation and amortization (EBITDA), and the enterprise value to the latest twelve months and projected 2002 earnings before interest and taxes (EBIT).

Based on the historical and projected results for One Source, and applying the valuation metrics that Houlihan Lokey deemed most relevant, Houlihan Lokey noted that the market multiple analysis resulted in an implied range of value of equity on a marketable minority basis of approximately $8.6 million to $11.1 million.

There were inherent differences between the businesses, operations, and prospects of One Source and the comparable companies used in the market multiple analysis. Accordingly, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the market multiple analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of One Source and the comparable companies that would, in Houlihan Lokey's opinion, affect the public market valuation of such companies.

TRANSACTION APPROACH: Houlihan Lokey did not utilize this methodology in this analysis because of the lack of relevant, publicly announced transactions.

DISCOUNTED CASH FLOW APPROACH: Houlihan Lokey performed a discounted cash flow analysis of One Source on a stand-alone basis utilizing a set of underlying operating projections for the fiscal year ending December 31, 2002 that were developed and provided by One Source. In determining the appropriate discount rate associated with the projected cash flows for One Source, Houlihan Lokey reviewed certain financial information for public companies that it deemed to be comparable to One Source. The public comparables included the following companies: Disc Graphics Inc., Gibraltar Packaging Group, Ivex Packaging, Outlook Group Corp., Pactiv Corp. and Smurfit-Stone Container Corp. For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as the weighted average cost of capital.

Based on the projected results for One Source, and applying discount rates that Houlihan Lokey deemed most relevant, the discounted cash flow approach resulted in an implied range of value on a marketable minority basis of approximately $8.7 million to $9.7 million.

LIQUIDATION APPROACH: Houlihan Lokey did not utilize this methodology in its analysis, since One Source has substantial operating earnings relative to the value of the underlying assets.

MATRIX VISUAL SOLUTIONS

MARKET MULTIPLE APPROACH: Houlihan Lokey reviewed certain financial information for public companies that it deemed to be comparable to Matrix Visual Solutions. The comparable companies included the following four publicly traded audio-visual-related companies: Audio Visual Services Corp., Dick Clark Productions Inc., MCSI Inc., and Vari-Lite International Inc. For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value to the latest twelve months and projected 2002 revenues, the enterprise value to the latest twelve months and projected 2002 earnings before interest, taxes, depreciation and amortization (EBITDA), and the enterprise value to the latest twelve months and projected 2002 earnings before interest and taxes (EBIT). Because Matrix Visual Solutions did not generate positive EBIT in 2001 and was not projecting positive EBIT in 2002, Houlihan Lokey valued Matrix Visual Solutions using enterprise value to revenue multiples.

Based on the historical and projected results for Matrix Visual Solutions, and applying the valuation metrics that Houlihan Lokey deemed most relevant, Houlihan Lokey noted that the market multiple analysis resulted in an implied range of value of equity on a marketable minority basis of approximately $0.9 million to $1.6 million.

There are inherent differences between the businesses, operations, and prospects of Matrix Visual Solutions and the comparable companies used in the market multiple analysis. Accordingly, Houlihan Lokey believed that it was inappropriate to, and therefore did not, rely solely on the above-described quantitative results of the market multiple analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Matrix Visual Solutions and the comparable companies that would, in Houlihan Lokey's opinion, affect the public market valuation of such companies.

TRANSACTION APPROACH: Houlihan Lokey did not utilize this methodology in this analysis due to the lack of relevant, publicly announced transactions.

DISCOUNTED CASH FLOW APPROACH: Houlihan Lokey did not utilize this approach since Matrix provided one year of projections for the fiscal year ending December 31, 2002, which projected negative cash flow.

LIQUIDATION APPROACH: Houlihan Lokey did not utilize this methodology in its analysis, since it was deemed that Matrix's value as an operating entity was greater than the value of the underlying assets.

WESTLAND ASSOCIATES

MARKET MULTIPLE APPROACH: Houlihan Lokey reviewed certain financial information for public companies that it deemed to be comparable to Westland. The comparable companies included the following four publicly traded group purchasing-related companies: En Pointe Technologies Inc., Onvia.com Inc., Reynolds & Reynolds, and Driversshield.com Corp. For each of the comparable companies, Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios, as well as numerous market capitalization ratios, such as the enterprise value to the latest twelve months and projected 2002 revenues, the enterprise value to the latest twelve months and projected 2002 earnings before interest, taxes, depreciation and amortization (EBITDA), and the enterprise value to the latest twelve months and projected 2002 earnings before interest and taxes (EBIT).

Based on the historical and projected results for Westland, and applying the valuation metrics that Houlihan Lokey deemed most relevant, Houlihan Lokey noted that the market multiple analysis resulted in an implied value of equity on a marketable minority basis that was substantially less than the outstanding debt currently stated on Westland's balance sheet.

DISCOUNTED CASH FLOW APPROACH: Houlihan Lokey did not utilize this approach since Westland provided one year of projections for the fiscal year ending December 31, 2002, which projected negative cash flow.

LIQUIDATION APPROACH: The liquidation approach was also used in light of Westland's high levels of debt, insufficient cash to operate at a profit and inability to access capital. In the liquidation analysis, Westland's liabilities were subtracted from the book value of its assets to determine the maximum recovery to Westland's stockholders. This analysis resulted in an implied enterprise valuation significantly less than the $.79 million of debt on the balance sheet. Therefore, no equity value was assumed.

PHYSICIAN ADVANTAGE

MARKET MULTIPLE APPROACH: Houlihan Lokey did not utilize this approach due to the lack of publicly traded companies that are considered comparable to Physician Advantage.

TRANSACTION APPROACH: Houlihan Lokey based the transaction approach on a recently proposed acquisition of Physician Advantage by Invinity Systems, an affiliate of United Medical Alliance. Given the proposed purchase consideration, Physician Advantage's debt of $2.5 million and cash of $.041 million, no equity value was assumed.

DISCOUNTED CASH FLOW APPROACH: Houlihan Lokey performed a discounted cash flow analysis of Physician Advantage on a stand-alone basis utilizing a set of underlying operating projections for the fiscal year ending December 31, 2002 that were developed and provided by Physician Advantage. In determining the appropriate discount rate associated with the projected cash flows for Physician Advantage, given there were no relevant comparable public companies, Houlihan Lokey reviewed certain financial information for Westminster. Houlihan Lokey calculated, reviewed and analyzed numerous financial and operating performance ratios for Westminster, as well as the weighted average cost of capital.

Based on the projected results for Physician Advantage, and applying discount rates that Houlihan Lokey deemed most relevant, the discounted cash flow approach resulted in an implied enterprise valuation significantly less than the $2.5 million of debt on the balance sheet. Therefore, no equity value was assumed.

LIQUIDATION APPROACH: The liquidation approach was also used in light of Physician Advantage's high levels of debt, insufficient cash to operate at a profit and inability to access capital. In the liquidation analysis, Physician Advantage's liabilities were subtracted from the book value of its assets to determine the maximum recovery to Physician Advantage's stockholders. This analysis resulted in an implied enterprise valuation significantly less than the $2.5 million of debt on the balance sheet. Therefore, no equity value was assumed.

In October 2002, following the completion of the Offer, Physicians Advantage ceased operations.

INVESTMENT SERVICES

The value of Westminster's Investment Services was determined from the perspective of a minority position, looking at the business as a going concern. At the time of the Offer, Westminster's management stated that there were no plans to liquidate Westminster or the Investment Services business. The two methodologies utilized to value the Investment Services business were an earnings approach and an asset approach. Houlihan Lokey determined the market based earnings potential of each asset directly attributable to investment services and subtracted operating expenses to determine a representative earnings level. The most material asset in Investment Services was cash, which was $23.6 million as of February 3, 2002. Earnings were capitalized into perpetuity using

Westminster's cost of equity and an appropriate growth rate. Lastly, Houlihan Lokey deducted the liabilities associated with the investment services business.

The second methodology utilized to value Investment Services was an asset approach. Houlihan Lokey analyzed the fair market value of all of the assets of the Investment Services business and subtracted both the liabilities of the Investment Services and the operating expenses required to operate this business.

Based on the above analyses, Houlihan Lokey noted that the indicated range of value of Investment Services was approximately $8.7 million to $11.3 million.

SUMMARY

Based on the summation of the indicative values of each of the five operating companies, as well as the assumptions and methodologies used in its analysis, Houlihan Lokey concluded that, as of the date of the Opinion, the indicative range of value for Westminster on a marketable minority interest basis is $16.3 million to $20.7 million, or $2.01 per share to $2.56 per share, based on 8,124,607 shares of stock issued and outstanding. Houlihan Lokey advised Westminster that if a control premium were added, or a liquidation or other strategy were contemplated, the range of values would be significantly higher.

Houlihan Lokey also performed a study of going private transactions and acquisitions of minority interests by the majority stockholders. Houlihan Lokey noted that based on 70 transactions analyzed, the median premium over the price of the stock one week prior to announcement was 25.4 percent.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made the qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or portions of this summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses undertaken by it in connection with the opinion.

The estimates contained in Houlihan Lokey's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which Westminster might be sold.

AS PREVIOUSLY NOTED, STOCKHOLDERS ARE ADVISED NOT TO UNDULY RELY ON THIS OPINION AS IT WAS ISSUED OVER A YEAR AGO SPECIFICALLY IN CONNECTION WITH THE OFFER AND NOT IN CONTEMPLATION OF THE SETTLEMENT OR THE MERGER.

ITEM 13.  FINANCIAL STATEMENTS.

The section entitled "Item 13. Financial Statements" is amended and supplemented by adding the following after the last paragraph under that section:

Set forth below is certain selected consolidated financial information with respect to Westminster and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Westminster contained in the Form 10-K and the unaudited financial statements of the Westminster contained in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (the "RECENT 10-Q"). The Recent 10-Q is incorporated herein by this reference. More comprehensive financial information is included in the Form 10-K and the Recent 10-Q and other documents filed by Westminster with the SEC, and the following financial information is qualified in its entirety by reference to the Form 10-K and the Recent 10-Q and other documents and all of the financial information (including any related notes) contained therein or incorporated herein by reference.


The selected financial presentation below as of and for the fiscal years ended December 31, 2002 and 2001, has been derived from the Westminster's audited consolidated financial statements. The selected information as of and for the six months ended June 30, 2003 and 2002, has not been audited. The results of operations for the six months ended June 30, 2003 and 2002, are not necessarily indicative of results for the entire year.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   WESTMINSTER CAPITAL, INC. AND SUBSIDIARIES

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                       IN THOUSANDS EXCEPT PER SHARE DATA


OPERATING DATA:                                                           SIX MONTHS ENDED        YEAR ENDED
                                                                                                  DECEMBER 31,
                                                                        6/30/2003   6/30/2002   2002     2001
                                                                       ----------- ----------   ----     ----
  REVENUES:
  Sales to packaging customers                                             $6,349     $8,228  $17,326  $ 15,787
  Equipment rental and sales                                                3,139      3,292    6,098    7,597
  Group purchasing revenues                                                   307        282      604      941
  Finance and secured lending revenues                                        516        218      589    1,086
                                                                      ------------ ---------- -------- ---------
  Total revenues                                                           10,311     12,020   24,617   25,411
                                                                      ------------ ---------- -------- ---------
  COSTS AND EXPENSES:
  Cost of sales - packaging                                                 5,066      5,424   12,863   10,220
  Cost of sales - equipment rental and sales                                2,217      2,167    4,379    5,164
  Selling, general and administrative                                       4,713      6,421   11,716   10,527
  Depreciation and amortization                                               217        162      394      794
  Goodwill impairment charges                                                   -          -        -    3,616
  Interest expense                                                             78         70      177      282
                                                                      ------------ ---------- -------- ---------
  Total costs and expenses                                                 12,291     14,244   29,529   30,603
                                                                      ------------ ---------- -------- ---------

  LOSS FROM OPERATIONS                                                     (1,980)    (2,224)  (4,912)   (5,192)

  EQUITY IN EARNINGS OF UNCONSOLIDATED SUBSIDIARIES                             -          -        -       103

  OTHER INCOME (LOSS)                                                         305       (201)      36       764
                                                                      ------------ ---------- -------- ---------
  LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX BENEFIT AND
    MINORITY INTERESTS                                                     (1,675)    (2,425)  (4,876)   (4,325)

  INCOME TAX BENEFIT (PROVISION)                                              606      1,044    3,383      (172)

  MINORITY INTERESTS                                                          200          1      282       239
                                                                      ------------ ---------- -------- ---------

  LOSS FROM CONTINUING OPERATIONS, NET OF INCOME TAX BENEFIT AND
    MINORITY INTERESTS                                                       (869)    (1,380)  (1,211)   (4,258)

  DISCONTINUED OPERATIONS, NET OF INCOME TAXES                                  -         62      500        59

  CUMULATIVE EFFECT OF ACCOUNTING CHANGE, NET OF INCOME TAXES                   -         -         -       317
                                                                      ------------ ---------- -------- ---------
  NET LOSS                                                                $  (869) $  (1,318)  $ (711)  $(3,882)
                                                                      ------------ ---------- -------- ---------
  Basic and Diluted Loss Per Common Share:
       Continuing operations                                              $  (.17) $    (.19)  $ (.20)  $  (.52)
       Discontinued operations                                                 -           -      .08         -
       Cumulative Effect of accounting change                                  -           -        -       .04
                                                                      ------------ ---------- -------- ---------
       Net loss per common share                                          $  (.17) $    (.19)  $ (.12)  $  (.48)
                                                                      ============ ========== ======== =========
  Weighted Average Shares Outstanding
                Basic and Diluted                                           5,059      7,105    5,059     8,125


                                                                        6/30/2003  6/30/2002    2002     2001
                                                                        ---------  ---------    ----     ----
  CURRENT ASSETS                                                          $ 19,109  $27,679   $27,765  $37,183

  NON CURRENT ASSETS                                                      $ 16,812  $10,878   $14,009  $10,178

  TOTAL ASSETS                                                            $ 35,921  $38,557   $41,774  $47,361

  CURRENT LIABILITIES                                                     $  7,368  $ 7,620   $12,033  $ 6,489

  NON CURRENT LIABILITIES                                                 $    654  $ 3,061   $   747  $ 2,267

  TOTAL LIABILITIES                                                       $  8,022  $10,681   $12,780  $ 8,756

  WORKING CAPITAL                                                         $ 11,741  $20,059   $15,732  $30,694

  TOTAL STOCKHOLDERS' EQUITY                                              $ 27,555  $27,876   $28,450  $37,771

  BOOK VALUE PER SHARE  (BASED ON WEIGHTED AVERAGE
       SHARES OUTSTANDING)                                                $   5.44  $  3.92   $  5.62  $  4.65



ITEM 16. EXHIBITS

     (a)(1) Letter from Westminster Acquisition Corp.*

     (a)(2) Text of Press Release issued by the Company on August 7, 2003***

     (a)(3) Text of Press Release issued by the Company on August 15, 2003

     (c)(1) Fairness Opinion, dated as of April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated by reference to Exhibit (c)(1) of Schedule TO filed on April 18, 2002)

     (c)(2) Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002 (incorporated by reference to Exhibit (c)(2) of Schedule TO filed on April 18, 2002)

     (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing*

     (d)(2) Stipulation of Settlement*

     (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware*

     (d)(4) Court's Order denied Fred Lowenschuss's Request for
            Reconsideration**

        (f) Section 262 of the Delaware General Corporation Law*

*   Previously filed by the Company on Schedule 13E-3, dated July 10, 2003.

** Previously filed by the Company on Amendment No. 1 to Schedule 13E-3, dated July 30, 2003.

*** Previously filed by the Company on Amendment No. 2 to Schedule 13E-3, dated
    August 7, 2003

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 14, 2003             WESTMINSTER CAPITAL, INC.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer

Dated:   August 14, 2003
                                     /s/ William Belzberg
                                    ------------------------------------
                                    William Belzberg
Dated:   August 14, 2003

                                     /s/ Hyman Belzberg
                                    ------------------------------------
                                    Hyman Belzberg
Dated:   August 14, 2003

                                     /s/ Greggory Belzberg
                                    ------------------------------------
                                    Greggory Belzberg

Dated:  August 14, 2003
                                     /s/ Keenan Behrle
                                    ------------------------------------
                                    Keenan Behrle


Dated:   August 14, 2003            BEL-CAL HOLDINGS, LTD.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  President

Dated:   August 14, 2003            BEL-ALTA HOLDINGS, LTD.


                                    By: /s/ Hyman Belzberg
                                    ------------------------------------
                                    Name:   Hyman Belzberg
                                    Title:  President

Dated:   August 14, 2003            WILLIAM BELZBERG REVOCABLE LIVING TRUST,
                                    OCTOBER 5, 1984


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title: Trustee

Dated:   August 14, 2003            WESTMINSTER ACQUISITION CORP.


                                    By: /s/ William Belzberg
                                    ------------------------------------
                                    Name:   William Belzberg
                                    Title:  Chief Executive Officer



                                  EXHIBIT LIST

        Exhibit
        NUMBER                    DESCRIPTION


        (a)(1)    Letter from Westminster Acquisition Corp.

        (a)(2)    Text of Press Release issued by the Company on August 7, 2003

        (a)(3)    Text of Press Release issued by the Company on August 15, 2003

        (c)(1) Fairness Opinion, dated as of April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated by reference to Exhibit (c)(1) of Schedule TO filed on April 18,
                  2002)

        (c)(2) Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002 (incorporated by reference to Exhibit (c)(2) of Schedule TO filed on April 18, 2002)

        (d)(1) Notice of Pendency of Class Action, Proposed Settlement and Settlement Hearing

        (d)(2)    Stipulation of Settlement

        (d)(3) Order and Final Judgment of the Court of Chancery of the State of Delaware

        (d)(4)    Court's Order denied Fred Lowenschuss's Request for
                  Reconsideration

           (f)    Section 262 of the Delaware General Corporation Law